ALBI

BY SPEAK

Make Every Meeting Great

Ever sat in an <u>UNPRODUCTIVE</u> meeting?

20+

Hours spent on pre & post meeting work

67%

% of Unproductive Meetings

55M

Meetings Completed Daily

$37B

Annual Cost to Business

[Data Link #1]

[Data Link #2]



ALBI BY SPEAK
Profile
Meeting Home
My Time
Caller
Morning Check-In
Thursday, June 13th, 8:30AM - 9:15AM
Bernice Fletcher
Deann Stevens
Samuel Johnson
SHARE
Stats
Key Decisions
Action items
Transcripts
Meeting Timeline
0:00
5:00
10:00
15:00
20:00
25:00
30:00
35:00
36:00
40:00
45:00
Big Talker
Busy Bee
Early Bird
36 min Total Meeting Time
-9 min Scheduled vs Actual
3 Key Decisions
4 Action Items
$41 Estimated Cost
Key Decisions
New
Sort By Time
Leverage agile frameworks to provide a robust synopsis for high level overviews.
90% 6:14 K1
User generated content in real-time will have multiple touchpoints for offshoring.
60% 7:20 K2
Capitalize on low hanging fruit to identify a ballpark value added activity to beta test.
93% 7:50 K3
Action Items
New
Sort By Time
Bernice Fletcher July 1st
Overcome key issues to meet key milestones drink from the firehose, yet beef up (let's not try to) boil the ocean (here/there/everywhere).
Jira 90% 0:14 A1
Deann Stevens July 24th
Start advertising on social media those options are already baked in with this model, so run it up the flagpole
slack 71% 0:34 A2
Samuel Johnson July 16th
Transcript
Search
0:00 / 30:11
1x
0:00 I've been doing some research this morning and we need to better overcome key issues to meet key milestones drink from the firehose, yet beef up (let's not try to) boil the ocean (here/there/everywhere).
A1
0:34 We need to start advertising on social media those options are already baked in with this model
A2

Hi...
I'm Albi.

ALBI BY SPEAK

How Albi Works



Albi syncs with your calendar.



Albi joins the meetings and takes notes.



Albi summarizes the action items and deliverables.


slack
asana
Jira

Albi sends the action items to the team for execution.

ALBI
BY SPEAK

More Than Meeting Notes

Pre-Meeting



In-Meeting



Post-Meeting



Learn


mashroom6



ALBI BY SPEAK

The Market (US)

Total Addressable Market (TAM)		Service Obtainable Market (SOM)
		
157m	Users	**1.75m**
$92B	Market	**$1B**

ALBI
BY SPEAK

Go to Market

5-6 Hours

Project Managers

11M

5 Meetings

Scrum Masters

+2M

12 Months	24 Months	36 Months
30 Customers —- Local Contacts & Direct Outreach —- License Bundles (10 minimum) —- Land & Expand Groundwork —-	150 Customers —- Some Marketing & Advertising —- License Bundles (10 - 25 min) —- Begin 100-500 User Expansions —-	300 Customers —- Major Events & Analysts —- License Bundles (10 - 50 min) —- Begin 500-Enterprise User Expansions —-

ALBI BY SPEAK

Pipeline



Report: Opportunities
Albi Opportunities Report
What are all the Albi opportunities in the pipeline?
Edit
12
9
6
3
0
Record Count
11
10
5
5
1
100%
50%
30%
20%
10%
Q1-2020
Q2-2020
Fiscal Period > Probability (%)
Probability (%)
100%
50%
30%
20%
10%

Traction

30+

BETA COMPANIES

3

FORTUNE 100 COMPANIES

1000+

HOURS OF MEETING DATA

Partners & Exits

Consumer	Meeting Software
amazon, Apple, Google	GoToMeeting, Microsoft Teams, Google Hangouts, zoom, Skype, BlueJeans
Hardware	**Project Software**
cisco, Jabra, AVAYA, plantronics	ATLASSIAN, Trello, slack, Microsoft Project, asana

“Voicea acquired by Cisco for a few hundred million”

-James Fish, Piper Jaffray

Article Link

“Verizon buys BlueJeans for $400M”

-WSJ

Article Link

Team



Cody White

CEO

Early employee at AvantGo, iTradeNetwork, Jama Software & SpaceView all with successful exits. Focused on product development and customer success.



Sulaimon Ibrahim

CTO

NLP & A.I Expert with Masters in Computer Science. AI domain expert at Intel, trained thousands of developers worldwide on A.I products and tools.



Mei Wu

VP of Corporate Development

Executive with 25+ years of experience in the software industry with previous startups that led to exits with Symantec, Oracle, Cisco, TransUnion and ADTRAN.



Dan Lulich

COO

Accomplished engineering executive, with 25+ years of technology management, operations leadership, and engineering delivery in SaaS, Cloud, Security, AI, Machine Learning, and Neural Networks.

ALBI BY SPEAK

Funding


Unallocated
5%
Sales &
Marketing
28%
Engineering
57%
Operations
10%

Milestones


T=0
T=18
30 Customers
45 Customers
95% Action Item Accuracy
Albi Coaching
New UI & UX
Enterprise Reporting Engine
Integration
Enterprise Security
Real-Time Dashboard
Additional Project Integration
Albi Coaching v2

Stay in touch with us

Thanks for meeting with us to learn more about our company. Hope to be working with you soon.

The timeline contains forward looking projections with can't be guaranteed

getalbi.com
mei@speakmeetings.com

